    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 24, 1997

                                                      REGISTRATION NO. 333-27651
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                        POST-EFFECTIVE AMENDMENT NO. 1

                                       TO

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                        AMERICAN HEALTH PROPERTIES, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                          DELAWARE                                                    95-4084878
                (STATE OR OTHER JURISDICTION                                       (I.R.S. EMPLOYER
             OF INCORPORATION OR ORGANIZATION)                                  IDENTIFICATION NUMBER)

                 6400 SOUTH FIDDLER'S GREEN CIRCLE, SUITE 1800
                           ENGLEWOOD, COLORADO 80111
                                 (303) 796-9793
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------

                               JOSEPH P. SULLIVAN
                 6400 SOUTH FIDDLER'S GREEN CIRCLE, SUITE 1800
                           ENGLEWOOD, COLORADO 80111
                                 (303) 796-9793
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                            ------------------------

                                   COPIES TO:

                                  PAUL HILTON
                          DAVIS, GRAHAM & STUBBS, LLP
                          370 17TH STREET, SUITE 4700
                             DENVER, COLORADO 80202
                                 (303) 892-9400
                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement, as determined by the Registrant.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                                             (Cover continued on following page)
================================================================================

                        CALCULATION OF REGISTRATION FEE

======================================================================================================================
                                                  PROPOSED MAXIMUM         PROPOSED MAXIMUM           AMOUNT OF
 TITLE OF SECURITIES        AMOUNT TO BE           OFFERING PRICE             AGGREGATE              REGISTRATION
 TO BE REGISTERED(1)       REGISTERED(2)            PER UNIT(3)        OFFERING PRICE(2)(4)(5)          FEE(4)
----------------------------------------------------------------------------------------------------------------------
Debt Securities(6)...
------------------------------------------------------------------------------------------------------------------
Preferred Stock, $.01
par value............
------------------------------------------------------------------------------------------------------------------
Depositary Shares....
------------------------------------------------------------------------------------------------------------------
Common Stock, $.01
par value(7)(8)......
------------------------------------------------------------------------------------------------------------------
Warrants.............
------------------------------------------------------------------------------------------------------------------
Total................       $300,000,000                100%                 $300,000,000             $90,910(9)
==================================================================================================================

(1) Any securities registered hereunder may be sold separately or as units with other securities registered hereunder. Subject to Footnote (4), there are being registered hereunder an indeterminate principal amount of Debt Securities, Preferred Stock (and Depositary Shares with respect thereto), Common Stock and Warrants as may be sold from time to time by the Registrant. This Registration Statement also covers contracts that may be issued by the Registrant under which the counterparty may be required to purchase Debt Securities, Preferred Stock, Depositary Shares, Common Stock or Warrants. Such contracts would be issued with Debt Securities, Preferred Stock, Depositary Shares, Common Stock or Warrants. There are also being registered hereunder an indeterminate principal amount of Debt Securities, Preferred Stock, Depositary Shares, Common Stock and Warrants as may be issuable upon conversion of Debt Securities, Preferred Stock or Warrants or pursuant to antidilution provisions thereof. This Registration Statement does not cover Common Stock that may be issuable upon exchange of the Psychiatric Group Stock.

(2) In U.S. dollars or the equivalent thereof in one or more foreign currencies or currency units or composite currencies, including the European Currency Unit.

(3) The proposed maximum offering price per unit will be determined from time to time by the Registrant in connection with the issuance by the Registrant of the securities registered hereunder.

(4) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o). In no event will the aggregate initial offering price of the Debt Securities, Preferred Stock, Depositary Shares, Common Stock and Warrants issued under this Registration Statement exceed $300,000,000 or the equivalent thereof in one or more foreign or composite currencies.

(5) No separate consideration will be received for (i) Debt Securities, shares of Common Stock or Preferred Stock or Depositary Shares that are issued upon conversion of Debt Securities, Preferred Stock or Depositary Shares or (ii) Debt Securities, shares of Common Stock or Preferred Stock or Depositary Shares that are issued upon exercise of Warrants registered hereby.

(6) If any such Debt Securities are issued at an original issue discount, then the offering price shall be in such greater principal amount as shall result in an aggregate initial offering price of up to $300,000,000.

(7) The aggregate amount of Common Stock registered hereunder is limited to that which is permissible under Rule 415(a)(4) under the Securities Act of 1933, as amended.

(8) This Registration Statement also covers Preferred Stock Purchase Rights under the Registrant's Preferred Stock Purchase Rights Plan, which are attached to and tradeable only with the shares of Common Stock registered hereby. No registration fees are required for such shares and such rights as they will be issued for no additional consideration.

(9) Fee previously paid.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 16.  EXHIBITS

 1.1     Underwriting Agreement dated October 22, 1997 between American Health
         Properties, Inc. and Goldman, Sachs & Co., BT Alex. Brown
         Incorporated, EVEREN Securities, Inc., Morgan Stanley & Co.
         Incorporated and PaineWebber Incorporated.
 1.2++   Form of Underwriting Agreement for Debt Securities
 1.3     Pricing Agreement dated October 22, 1997 between American
         Health Properties, Inc. and Goldman, Sachs & Co., BT Alex.
         Brown Incorporated, EVEREN Securities, Inc., Morgan Stanley
         & Co. Incorporated and Paine Webber Incorporated
 4.1     Restated Certificate of Incorporation, incorporated by
         reference from Exhibit 4.1 to the Company's Registration
         Statement on Form S-3 (No. 33-61895)
 4.2     Certificate of Designations of Psychiatric Group Preferred
         Stock, incorporated by reference from Exhibit 4.1 to the
         Current Report on Form 8-K dated August 14, 1995
 4.3     Amended and Restated By-laws, as amended to date,
         incorporated by reference from Exhibit 3.2 to the Annual
         Report on Form 10-K for the period ended December 31, 1992
         (Commission File No. 1-9381)
 4.4     Rights Agreement dated as of April 10, 1990, incorporated by reference from Exhibit 2 to the Company's Registration
         Statement on Form 8-A dated April 10, 1990 (Commission File
         No. 1-9381)
 4.5     Form of Senior Indenture, including form of Senior Debt
         Security, incorporated by reference to Exhibit 4.5 to the
         Company's Registration Statement on Form S-3 dated September
         26, 1995 (No. 33-61895)
 4.6     Form of Subordinated Indenture, including form of
         Subordinated Security, incorporated by reference to Exhibit
         4.6 to the Company's Registration Statement on Form S-3
         dated September 26, 1995 (No. 33-61895)
 4.7     Form of Certificate of Designations of Preferred Stock,
         incorporated by reference to Exhibit 4.7 to the Company's
         Registration Statement on Form S-3 dated September 26, 1995
         (No. 33-61895)
 4.8     Form of Deposit Agreement, including form of Depositary
         Receipt for Depositary Shares, incorporated by reference to
         Exhibit 4.8 to the Company's Registration Statement on Form
         S-3 dated September 26, 1995 (No. 33-61895)
 4.9     Specimen Stock Certificate with respect to Preferred Stock, incorporated by reference to Exhibit 4.9 to the Company's
         Registration Statement on Form S-3 dated September 26, 1995
         (No. 33-61895)
 4.10    Specimen Stock Certificate with respect to Common Stock,
         incorporated by reference to Exhibit 4.10 to the Company's
         Registration Statement on Form S-3 dated September 26, 1995
         (No. 33-61895)
 4.11    Form of Preferred Stock Warrant Agreement (including form of
         Preferred Stock Warrant Certificate), incorporated by
         reference to Exhibit 4.11 to the Company's Registration
         Statement on Form S-3 dated September 26, 1995 (No.
         33-61895)
 4.12    Form of Common Stock Warrant Agreement (including form of
         Common Stock Warrant Certificate), incorporated by reference to Exhibit 4.12 to the Company's Registration Statement on
         Form S-3 dated September 26, 1995 (No. 33-61895)
 4.13    Form of Debt Warrant Agreement (including form of Debt
         Warrant Certificate), incorporated by reference to Exhibit
         4.13 to the Company's Registration Statement on Form S-3
         dated September 26, 1995 (No. 33-61895)
 5.1*    Opinion of Davis, Graham & Stubbs, LLP
12.1*    Statement regarding computations of ratio of earnings to
         fixed charges
23.1     Consent of Arthur Andersen LLP, independent public
         accountants
23.2*    Consent of Davis, Graham & Stubbs, LLP (included in Exhibit
         5.1)

24.1*    Powers of Attorney
25.1+ Statement of Eligibility on Form T-1 with respect to the Securities

---------------
* Previously filed

+ To be filed prior to effectiveness, on a Current Report on Form 8-K, or in accordance with Rule 5b-3 under the Trust Indenture Act of 1939, as amended.

++ To be filed by post-effective amendment or in a Current Report on Form 8-K

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in Denver, Colorado on the 24th day of October, 1997.


                                          AMERICAN HEALTH PROPERTIES, INC.

                                          By: /s/ Joseph P. Sullivan*
                                             -----------------------------------
                                            Joseph P. Sullivan
                                            Chairman of the Board of Directors,
                                            President and Chief Executive
                                            Officer

     Pursuant to the requirements of the Securities Act of 1933, this Amendment has been signed below by the foregoing persons in the capacities and on the dates indicated.


           /s/ Joseph P. Sullivan*             Chairman of the Board of           October 24, 1997
---------------------------------------------  Directors, President and Chief
             Joseph P. Sullivan                Executive Officer

            /s/ Michael J. McGee               Senior Vice President, Chief       October 24, 1997
---------------------------------------------  Financial Officer (Principal
              Michael J. McGee                 Financial and Accounting Officer)
                                               and Assistant Secretary

              /s/ Royce Diener*                Director                           October 24, 1997
---------------------------------------------
                Royce Diener

            /s/ James L. Fishel*               Director                           October 24, 1997
---------------------------------------------
               James L. Fishel

                                               Director
---------------------------------------------
               Charles M. Haar

                                               Director
---------------------------------------------
            James D. Harper, Jr.

            /s/ Sheldon S. King*               Director                           October 24, 1997
---------------------------------------------
               Sheldon S. King

                                               Director
---------------------------------------------
            John P. Mamana, M.D.

             /s/ Louis T. Rosso*               Director                           October 24, 1997
---------------------------------------------
               Louis T. Rosso

*By:        /s/ MICHAEL J. MCGEE
    -----------------------------------------
              Michael J. McGee
              Attorney-in-fact

                                 EXHIBIT INDEX


    EXHIBIT                                                                     PAGE
    NUMBER                               DOCUMENT                              NUMBER
    -------                              --------                              ------
       1.1     Underwriting Agreement dated October 22, 1997 between American
               Health Properties, Inc. and Goldman, Sachs & Co., BT Alex. Brown
               Incorporated, EVEREN Securities, Inc. Morgan Stanley & Co.
               Incorporated and PaineWebber Incorporated.

       1.3     Pricing Agreement dated October 22, 1997 between American Health
               Properties, Inc. and Goldman, Sachs & Co., BT Alex. Brown
               Incorporated, EVEREN Securities, Inc. Morgan Stanley & Co.
               Incorporated and PaineWebber Incorporated.

      23.1 Consent of Arthur Andersen LLP, independent public accountants


                          See Exhibits for Description